UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One) ☐  Form 10-K ☐  Form 20-F ☐  Form 11-K ☑  Form 10-Q ☐  Form N-SAR ☐  Form N-CSR
For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:___
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___
PART I
REGISTRANT INFORMATION
Full Name of Registrant: Datascope Corp.

Former Name if Applicable:
Address of Principal Executive Office (Street and Number): 14 Philips Parkway
City, State and Zip Code: Montvale, New Jersey 07645
PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Datascope Corp. (“Datascope” or the “Company”) is delaying the filing of its Quarterly Report on Form 10-Q in order to afford the Audit Committee of the Board of Directors time to review two new ethics line reports (the “recent reports”), to afford the Audit Committee the time to conclude the last details of its review of earlier ethics line reports (the “earlier reports”) and to afford the Company’s independent registered public accounting firm time to complete its evaluation of the results of the Audit Committee’s work in connection with both sets of reports.
Datascope today reiterated its financial disclosures made on January 31, 2007 and stated that there will be no adjustment to or restatement of the results of operations or balance sheet data reported in that release as a result of the reports. The Company is continuing a review into claims made through the Company’s ethics line. Outside counsel, Morvillo, Abramowitz, Grand, Iason, Anello & Bohrer, P.C., and independent forensic accountants have been retained to provide the Company’s Audit Committee with independent advice in connection with this review.
The Recent Reports
Datascope’s ethics line, installed over 10 years ago, permits persons to report activities that they characterize as improper on an anonymous basis. On January 30, 2007 and February 1, 2007 that ethics line service received two reports concerning our operations in Europe. One report stated that a senior executive was improperly using Company funds to finance an affair he was conducting with another Company employee. The other stated that the same executive and the Chairman of the Company had engaged in irregular transactions with distributors. The Company’s principal foreign operation was recently subject to examinations by our Internal Audit Department in the ordinary course of business. No material irregularities were observed in any of these investigations.
The Audit Committee has concluded that an additional review of the Company’s foreign operations be conducted to explore the matters raised in the recent reports before the Company’s second quarter Form 10-Q is finalized. The Audit Committee has engaged independent forensic accountants who will be conducting the additional examinations beginning immediately.
The Earlier Reports
During the fourth quarter of calendar 2006 the Company received four anonymous reports on the ethics line that alleged, among other things, that there were irregularities in the Chairman’s expense reports, that a member of the Chairman’s family employed by the Company did not perform services, that the Chairman had engaged in unspecified sweet heart deals, that the Chairman paid himself dividends, that the Chairman was mentally unfit to manage the Company and that outside counsel had assisted the Chairman in concealing some of these activities. Because these reports involved the Chairman, they were referred to the Audit Committee which engaged the independent counsel and forensic accountants to investigate these charges. In the more than 10 years that the ethics line has been in operation, there has never been a report concerning the Chairman and Chief Executive Officer that has been brought to the Audit Committee as has been required.
The review by the Audit Committee, which it believes to be near completion, has uncovered no transactions that the Audit Committee believes will result in any material misstatement in the Company’s financial statements or will evidence a lack of integrity by the Chairman of the Company. The Audit Committee’s review has disclosed errors in certain practices by the Company’s human resources department which, in the opinion of the Audit Committee, do not amount to a material weakness in the Company’s controls. The Audit Committee is continuing to examine those errors and any remedial augmentation of controls that may be necessary to prevent a reoccurrence of those errors.
In the course of the investigation, the Audit Committee received a confidential but not anonymous detailed report that, in response to the earlier reports, the Company’s Internal Audit Department was conducting a biased inquiry directed at discrediting the Chairman. In order to assure the accuracy and fairness of the investigation, the Audit Committee engaged independent counsel to lead its investigation, working with the independent forensic accountants previously engaged. The staff of the Internal Audit Department and inside counsel were directed by the Audit Committee to discontinue their investigation, to turn over to independent counsel any and all evidence gathered by them and to advise counsel of any areas or subjects that they felt merited further inquiry. These instructions have not been fully complied with.

Members of the Internal Audit Department and Legal Department reported to the Audit Committee their conclusions as a result of their review. The most significant elements of their report covered areas that were investigated under the direction of the Audit Committee, but reached conclusions different than those reached by the Audit Committee and its independent outside advisers. The areas of inquiry expanded to include additional matters, such as the purchase of a laptop computer, the inclusion of the Chairman’s son, presently an employee of the Company, in certain of the Company’s medical plans and the receipt by the Chairman of personal legal and accounting services at the Company’s expense and receipt by the Chairman of personal legal services by the Company’s outside counsel free of charge. The members of the Internal Audit Department, Legal Department and Chief Financial Officer alleged that the matters in question evidenced overrides of controls.
After reviewing the investigation conducted by independent counsel and independent forensic accountants, the Audit Committee concluded that there was no persuasive evidence that controls had been intentionally overridden. The Audit Committee communicated the results of its investigation to the Chief Financial Officer, who, after hearing the Audit Committee report, concluded that there was no material effect on the financial condition as of December 31, 2006 and results of operations for the three and six month periods then ended.
The Audit Committee determined that there were errors made in connection with the inclusion in the Company’s medical plans of certain persons, including a member of the Chairman’s family currently employed by the Company. The Chairman has offered to repay to the Company any amounts that the Company has expended by virtue of the erroneous inclusion in the medical plans of that family member.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Scott Kantor	(201)	391-8100

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Datascope Corp.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 12, 2007	Datascope Corp.

(Registrant)

		By:	/s/ Scott Kantor

		Name:	Scott Kantor
		Title:	Vice President and Chief Financial Officer